                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 11-K

                                 ANNUAL REPORT

                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934

                  For the Fiscal Year ended December 31, 1993



A.       Full title and address of Plan:

         The Agrigenetics Company Retirement Savings
           and Investment Plan
         29400 Lakeland Boulevard
         Wickliffe, Ohio  44092


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

         The Lubrizol Corporation
         29400 Lakeland Boulevard
         Wickliffe, Ohio  44092




                              REQUIRED INFORMATION

         Listed below are all of the exhibits and financial statements filed as part of the annual report:

         a.      Exhibit - Consent of Independent Auditors
         b.      Financial Statements

                        Independent Auditors' Report

                        Statements of Net Assets Available for Benefits as of December 31, 1993 and 1992.

                        Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1993, and December 31, 1992.

                Notes to Financial Statements for the Years Ended
                December 31, 1993, and December 31, 1992.

                Item 27a - Schedule of Assets Held for Investment Purposes as of December 31, 1993.

                Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1993.




                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                           THE AGRIGENETICS COMPANY
                                           RETIREMENT SAVINGS AND
                                           INVESTMENT PLAN



Date: June 24, 1994                        By:    /s/ Mark W. Meister
                                               -----------------------------
                                                   Mark W. Meister

                                           Title:  Member
                                                   Employee Benefits
                                                   Administrative Committee

THE AGRIGENETICS COMPANY
RETIREMENT SAVINGS
AND INVESTMENT PLAN

FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 1993 AND 1992
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 1993
AND INDEPENDENT AUDITORS' REPORT

THE AGRIGENETICS COMPANY
RETIREMENT SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS
- - - - - ------------------------------------------------------------------------------------------------------
                                                                                                PAGE

INDEPENDENT AUDITORS' REPORT                                                                    1


FINANCIAL STATEMENTS FOR THE YEARS ENDED
  DECEMBER 31, 1993 AND 1992:

  Statements Of Net Assets Available For Benefits                                               3

  Statements Of Changes In Net Assets Available For Benefits                                    4

  Notes To Financial Statements                                                                 5


SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 1993 AND FOR
  THE YEAR THEN ENDED:

  Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes                       8

  Schedule II - Item 27d - Schedule of Reportable Transactions                                  9

The following schedules required by Department of Labor regulations are omitted because of the absence of conditions under which they are required:

  Item 27b - Schedule of Loans or Fixed Income Obligations

  Item 27c - Schedule of Leases in Default or Classified as Uncollectible

  Items 27e and 27f - Schedule of Nonexempt Transactions



INDEPENDENT AUDITORS' REPORT


The Lubrizol Corporation
29400 Lakeland Blvd.
Wickliffe, Ohio  44092


We have audited the accompanying statements of net assets available for benefits of The Agrigenetics Company Retirement Savings and Investment Plan (the Plan) as of December 31, 1993 and 1992 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information by fund is presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds, and is not a required part of these financial statements. This supplemental information is the responsibility of the Plan's management. Such supplemental information by fund has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

The accompanying supplemental schedules of (1) assets held for investment purposes as of December 31, 1993 and (2) reportable transactions for the year ended December 31, 1993 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



/s/Deloitte & Touche


DELOITTE & TOUCHE

June 7, 1994

THE AGRIGENETICS COMPANY
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1993 AND 1992
- - - - - -----------------------------------------------------------------------------------------------------------------

                                                                       DECEMBER 31, 1993
                                                ------------------------------------------------------------
                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                              EQUITY       GROWTH      LUBRIZOL
                                                 TSVF         INCOME       STOCK         STOCK
                                                 FUND          FUND         FUND         FUND           TOTAL
ASSETS:
  Investments at fair value (Notes 3 and 4):
    T. Rowe Price Trust Company Funds:
       TRP Stable Value Fund                 $ 834,298                                                $834,298
       Equity Income Fund                                 $ 721,634                                    721,634
       Growth Stock Fund                                                  $ 709,642                    709,642
    Lubrizol common stock                                                             $ 1,972,310    1,972,310
                                             ---------    ---------       ---------   -----------   ----------
       Total investments                       834,298      721,634         709,642     1,972,310    4,237,884
  Cash                                                                                     27,331       27,331
                                             ---------    ---------       ---------   -----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                               $ 834,298    $ 721,634       $ 709,642   $ 1,999,641   $4,265,215
                                             =========    =========       =========   ===========   ==========


                                                                       DECEMBER 31, 1992
                                                ------------------------------------------------------------
                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                              EQUITY       GROWTH      LUBRIZOL
                                                 TSVF         INCOME       STOCK         STOCK
                                                 FUND          FUND         FUND         FUND           TOTAL

ASSETS:
  Investments at fair value (Notes 3 and 4):
    T. Rowe Price Trust Company Funds:
       TRP Stable Value Fund                 $ 910,795                                              $  910,795
       Equity Income Fund                                 $ 715,848                                    715,848
       Growth Stock Fund                                                  $ 696,741                    696,741
    Lubrizol common stock                                                             $ 1,810,932    1,810,932
                                             ---------    ---------       ---------   -----------   ----------
       Total investments                       910,795      715,848         696,741     1,810,932    4,134,316
  Cash                                                                                     27,305       27,305
  Contribution receivable                        2,616        1,862           1,759         5,789       12,026
                                             ---------    ---------       ---------   -----------   ----------

NET ASSETS AVAILABLE
  FOR BENEFITS                               $ 913,411    $ 717,710       $ 698,500   $ 1,844,026   $4,173,647
                                             =========    =========       =========   ===========   ==========

See accompanying notes to financial statements.

THE AGRIGENETICS COMPANY
RETIREMENT SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 1993 AND 1992
- - - - - ---------------------------------------------------------------------------------------------------------------
                                                                              1993
                                                 ------------------------------------------------------------
                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                              EQUITY       GROWTH      LUBRIZOL
                                                 TSVF         INCOME       STOCK         STOCK
                                                 FUND          FUND         FUND         FUND           TOTAL
ADDITIONS:
  Investment income:
    Dividend income, Lubrizol common stock                                            $   55,302    $   55,302
    Other dividend income                    $  52,749     $  54,233     $  37,085                     144,067
                                             ---------     ---------     ---------    ----------    ----------
         Total investment income                52,749        54,233        37,085        55,302       199,369
  Contributions (Notes 1 and 2):
    Participants                                29,802        24,889        24,500        37,215       116,406
    Employer                                                     475                      34,682        35,157
  Net appreciation in fair value of investments               48,402        65,547       464,133       578,082
  Interfund transfers                          (19,516)       14,277        13,876        (8,637)
                                             ---------     ---------     ---------    ----------    ----------
         Total                                  63,035       142,276       141,008       582,695       929,014

DEDUCTIONS:
  Distributions to participants                142,148       138,352       129,866       427,080       837,446
                                             ---------     ---------     ---------    ----------    ----------

INCREASE (DECREASE) IN NET ASSETS              (79,113)        3,924        11,142       155,615        91,568

NET ASSETS AVAILABLE FOR
  BENEFITS, DECEMBER 31, 1992                  913,411       717,710       698,500     1,844,026     4,173,647
                                             ---------     ---------     ---------    ----------    ----------

NET ASSETS AVAILABLE FOR
  BENEFITS, DECEMBER 31, 1993                $ 834,298     $ 721,634     $ 709,642    $1,999,641    $4,265,215
                                             =========     =========     =========    ==========    ==========

                                                                              1992
                                                 ------------------------------------------------------------
                                                       SUPPLEMENTAL INFORMATION BY FUND
                                                              EQUITY       GROWTH      LUBRIZOL
                                                 TSVF         INCOME       STOCK         STOCK
                                                 FUND          FUND         FUND         FUND           TOTAL
ADDITIONS:
  Investment income:
    Dividend income, Lubrizol common stock                                            $   46,093    $   46,093
    Other dividend income                    $  55,015     $  41,664     $  42,420                     139,099
                                             ---------     ---------     ---------    ----------    ----------
         Total investment income                55,015        41,664        42,420        46,093       185,192
  Contributions (Notes 1 and 2):
    Participants                               267,736       207,796       215,305       318,928     1,009,765
    Employer                                     5,566         3,824         4,556       273,706       287,652
  Net appreciation in fair value of investments               33,887                                    33,887
  Interfund transfers                          (40,965)       26,152        (5,730)       20,543
                                             ---------     ---------     ---------    ----------    ----------
         Total                                 287,352       313,323       256,551       659,270     1,516,496

DEDUCTIONS:
  Distributions to participants                118,060        24,132        37,401        92,663       272,256
  Net depreciation in fair value of investments                              2,891       108,669       111,560
                                             ---------     ---------     ---------    ----------    ----------
         Total                                 118,060        24,132        40,292       201,332       383,816
                                             ---------     ---------     ---------    ----------    ----------

INCREASE IN NET ASSETS                         169,292       289,191       216,259       457,938     1,132,680

NET ASSETS AVAILABLE FOR
  BENEFITS, DECEMBER 31, 1991                  744,119       428,519       482,241     1,386,088     3,040,967
                                             ---------     ---------     ---------    ----------    ----------

NET ASSETS AVAILABLE FOR
  BENEFITS, DECEMBER 31, 1992                $ 913,411     $ 717,710     $ 698,500    $1,844,026    $4,173,647
                                             =========     =========     =========    ==========    ==========

See accompanying notes to financial statements.

                                     - 4 -

THE AGRIGENETICS COMPANY
RETIREMENT SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1993 AND 1992
- - - - - -------------------------------------------------------------------------------

1.     DESCRIPTION OF THE PLAN

       The following brief description of The Agrigenetics Company Retirement Savings and Investment Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       GENERAL - Agrigenetics Company ("Agrigenetics"), formerly a division of The Lubrizol Corporation (the "Company"), established the Plan effective September 1, 1989, and the Company maintains the Plan as a defined contribution retirement plan for the employees of SVO Specialty Products, Inc. ("SVO"), AGC Holdings, Inc. ("Holdings"), and former employees of Agrigenetics Company ("Agrigenetics"). SVO and Holdings are wholly-owned subsidiaries of the Company and Agrigenetics was formerly a division of the Company. The Plan is subject to the reporting and disclosure requirements, the minimum participation and vesting standards, and the fiduciary responsibility requirements of the Employee Retirement Income Security Act of 1974.

       ADMINISTRATION - The Plan is administered by the Company, whose powers and duties relate to the issuance of interpretive rules and regulations in accordance with the Plan document, including determination of the method and time of benefit distributions, and authorization of disbursements from the Plan.

       The assets of the various funds are invested, maintained and administered by T. Rowe Price Trust Company acting as Trustee. The Trustee is responsible for the custody of assets and the investment of the funds, including the purchase of Lubrizol common shares.

       PARTICIPATION AND CONTRIBUTIONS - All regular full-time employees of SVO and Holdings, and (prior to December 1, 1992) of Agrigenetics, are eligible to participate in the Plan on the first enrollment date following their hire, except employees whose benefits are provided under a collective bargaining agreement are not eligible to participate.

       Eligible employees may elect a compensation deduction ranging from 1% to 10% (subject to certain limitations); such amount is contributed to the Plan as a before-tax contribution (CODA Contribution). SVO and Holdings will contribute a Matching Contribution to the Plan in an amount equal to 50% of an employee's CODA Contributions which are not in excess of the "Matched Percentage". The Matched Percentage is currently 4% of the employee's compensation. All participants employed by Agrigenetics as of November 30, 1992, other than employees who transferred to Holdings or the Company, remain participants of the Plan, but are not permitted to make contributions subsequent to that date as a result of terminating their employment at Agrigenetics due to the transfer of certain assets of Agrigenetics by the Company on December 1, 1992.

       CODA and Matching Contributions are excluded from the participant's taxable income until such amounts are received as a distribution from the Plan.

       In addition to CODA and Matching Contributions, the Plan provides for Rollover Contributions (described in Sections 402, 403 and 408 of the Internal Revenue Code) and Transferred Contributions (assets transferred from certain other tax-qualified plans) by or on behalf of an employee in accordance with procedures established by the Company.

       INVESTMENT OF CONTRIBUTIONS - Participants elect to invest their CODA Contributions in one or more of the Plan's four funds in 10% increments. All Matching Contributions are automatically invested in the Lubrizol Stock Fund with the exception that a participant who is at least 55 years old may elect to invest this contribution in the other three funds in increments of not less than 10%. A participant may elect to change his investment elections as to future contributions and may also elect to reallocate a portion or all of past CODA Contributions among the investment funds. All such elections must be filed with the Company at least 30 days before the beginning of the calendar quarter when such election is to be effective.

       VESTING AND DISTRIBUTIONS - Each participant is immediately and fully vested in all CODA Contributions and earnings thereon. Participants vest in Matching Contributions at a rate of 20% for each full year of vesting service, becoming completely vested after five years, or upon retirement, death, or termination of employment due to permanent and total disability. All participants employed by Agrigenetics as of November 30, 1992, other than employees who transferred to Holdings or the Company, became fully vested in matching contributions under a special vesting provision enacted as a result of the transfer of certain assets of Agrigenetics by the Company on December 1, 1992.

       To determine participants' distributions, the value of the TSVF Fund, Equity Income Fund, Growth Stock Fund and Lubrizol Stock Fund, and the interests of participants under each fund, is calculated by the Trustee as of the fifteenth day of each month (Valuation Date).

       When a participant's employment terminates, his vested interest is distributed in a single lump-sum payment as soon as practicable after the first Valuation Date following receipt of a participant's application for distribution of account balances. Participants who are at least 59-1/2 years old may request voluntary withdrawals of their CODA Contributions. Participants may also apply for hardship withdrawals of their CODA Contributions, subject to adherence to the Internal Revenue Code safe harbor rules as administered by the Company.

2.     DESCRIPTION OF THE SEPARATE FUNDS

       The Plan provides for the establishment of four separate investment funds. The Trustee maintains separate accounts for each Plan participant and invests such participant contributions, as directed by the participant, in one or more of the following funds:

              - The TRP Stable Value Fund (TSVF) which consists of shares of the Trustee's Managed GIC Common Trust Fund, a fund consisting primarily of guaranteed investment contracts designed to provide return of principal, liquidity, and a competitive yield.

              - The Equity Income Fund, which consists of shares of the Trustee's Equity Income Fund, a fund of primarily dividend-paying common stocks of established companies. The Fund is designed to provide dividend income as well as potential capital appreciation.

              - The Growth Stock Fund, which consists of shares of the Trustee's Growth Stock Fund, a fund which seeks primarily long-term growth of capital and secondarily, increasing dividend income, through investments in well-established growth companies.

              - The Lubrizol Stock Fund, which consists of common stock of The Lubrizol Corporation and cash balances which are maintained for brief periods of time prior to the purchase of Lubrizol common stock.

       Participant distributions from the TSVF Fund, the Equity Income Fund and the Growth Stock Fund are paid in cash; amounts distributed from the Lubrizol Stock Fund are paid in the form of common shares of Lubrizol or their cash equivalent, at the election of the participant or their beneficiary.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING - Each fund of the Plan is accounted for separately. The accounts of these funds are maintained, and the accompanying financial statements have been prepared, on the accrual basis of accounting.

       VALUATION OF INVESTMENTS - Investments are accounted for at cost on the trade-date and are reported in the Statement of Net Assets Available for Benefits at market value. The investment in Lubrizol common stock is valued utilizing the year-end closing price listed by the New York Stock Exchange. Investment funds are stated at values determined by the Trustee based upon the market values of the underlying assets of the funds.

       TAX EXEMPT STATUS - The Plan has received a favorable determination letter dated January 11, 1994 from the Internal Revenue Service stating that the Plan is qualified under the applicable sections of the Internal Revenue Code, and therefore is not subject to Federal income tax.

       EXPENSES - Expenses in connection with administration of the Plan for the years ended December 31, 1993 and 1992 have been paid by the Company.

4.     INVESTMENTS

       The Trust Agreement provides that the Trustee of the Plan shall hold, invest, reinvest, manage and administer all assets of the Plan as a trust fund for the exclusive benefit of participants and their beneficiaries.

5.     PLAN TERMINATION

       The Plan was adopted with the expectation that it will continue indefinitely. The Company may, however, terminate the Plan at any time and may amend the Plan from time to time. In the event of termination of the Plan, all participants would immediately become fully vested in the value of all employer contributions made on their behalf.


                                  * * * * * *

THE AGRIGENETICS COMPANY
RETIREMENT SAVINGS AND INVESTMENT PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1993
- - - - - --------------------------------------------------------------------------------------------------------------------

  (A)                (B)                                  (C)                         (D)               (E)
        IDENTITY OF ISSUER, BORROWER,                                                                 CURRENT
           LESSOR OR SIMILAR PARTY             DESCRIPTION OF INVESTMENT              COST             VALUE
   *       T. Rowe Price Trust                834,297.630 Shares of TRP
             Company                            Stable Value Fund                    $834,298        $834,298

   *       T. Rowe Price Trust                43,341.461 Shares of Equity
             Company                            Income Fund                           635,132         721,634

   *       T. Rowe Price Trust                34,752.214 Shares of Growth
             Company                            Stock Fund                            615,357         709,642

   *       The Lubrizol Corporation           58,597.792 Shares of Common
                                                Stock                               1,451,607       1,972,310

*  Party-in-interest

THE AGRIGENETICS COMPANY
RETIREMENT SAVINGS AND INVESTMENT PLAN

ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS
DECEMBER 31, 1993
- - - - - -------------------------------------------------------------------------------------------------------------------------

     (A)                              (B)                          (C)          (D)            (E)            (F)
 IDENTITY OF                                                     PURCHASE     SELLING         LEASE     EXPENSE INCURRED
PARTY INVOLVED               DESCRIPTION OF ASSET                 PRICE        PRICE          RENTAL    WITH TRANSACTION
The Lubrizol Corporation   Shares of Common Stock
                             (Series of Transactions)               N/A        $ 462,132        N/A        NONE

The Lubrizol Corporation   Shares of Common Stock
                             (Series of Transactions)           159,385              N/A        N/A        NONE

T. Rowe Price              TRP Stable Value Fund
  Trust Company              (Series of Transactions)            92,652              N/A        N/A        NONE

T. Rowe Price              TRP Stable Value Fund
  Trust Company              (Series of Transactions)               N/A          169,149        N/A        NONE

T. Rowe Price              Growth Stock Fund
  Trust Company              (Series of Transactions)            96,504              N/A        N/A        NONE

T. Rowe Price              Growth Stock Fund
  Trust Company              (Series of Transactions)               N/A          149,151        N/A        NONE

T. Rowe Price              Equity Income Fund
  Trust Company              (Series of Transactions)           108,919              N/A        N/A        NONE

T. Rowe Price              Equity Income Fund
  Trust Company              (Series of Transactions)               N/A          109,450        N/A        NONE


- - - - - --------------------------------------------------------
(G)                     (H)                     (I)
 COST OF        CURRENT VALUE OF ASSET        NET GAIN
  ASSETS         ON TRANSACTION DATE          OR (LOSS)
$  352,308           $ 462,132              $ 109,824

$  159,385           $ 159,385                    N/A

    92,652              92,652                    N/A

   169,149             169,149                   NONE

    96,504              96,504                    N/A

   129,870             149,151                 19,281

   108,919             108,919                    N/A

   130,492             109,450                (21,042)


N/A - Not applicable

NOTE:    Reportable transactions are a single transaction or a series of transactions in the same issue that, when aggregated, are in excess of 5% of the current value of Plan assets at the beginning of the plan year.


                                 EXHIBIT INDEX



Exhibit Description                                     Page Number
- - - - - -------------------                                     -----------

Exhibit 23 - Consent of Independent Auditors